MOSAIC ACQUISITION CORP.

375 Park Avenue

New York, NY 10152

November 28, 2018

VIA EDGAR

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Joshua Lobert

Mosaic Acquisition Corp.

Registration Statement on

Form S-4 (File No. 333-228187)

Dear Ladies and Gentlemen:

Pursuant to Rule 461 of the Securities Act of 1933, as amended, we hereby request that the effective date of the above-captioned Registration Statement on Form S-4 of Mosaic Acquisition Corp. (the “Company”) be accelerated to November 30, 2018 at 3:00 p.m. E.S.T. or as soon thereafter as may be practicable.

We understand that the Staff will consider this request as confirmation by the Company of its awareness of its responsibilities under the federal securities laws as they relate to the issuance of the securities covered by the Registration Statement. If you have any questions regarding the foregoing, please contact Raphael M. Russo of Paul, Weiss, Rifkind, Wharton & Garrison LLP at (212) 373-3309.

*****

Very truly yours,

By:	/s/ William H. Mitchell
Name: William H. Mitchell
Title: Chief Financial Officer